April 10, 2008

Mr. Stephen M. Jackson
Variable Products Security Counsel
Nationwide Life and Annuity Insurance Company
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

Re: Nationwide VLI Separate Account – 7
Initial Registration Statement on Form N-6
File Nos. 333-149295 & 811-21610

Dear Mr. Jackson:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on February 19, 2008. You represented that this filing closely follows the registration statement for a different variable life contract, SEC File No. 333-146649, and incorporates revised language based on the written and oral comments you received from the Staff on the another similar filing, SEC File No. 333-146073 as of the date this new registration was filed. On this basis, we have given this filing a selective review per your request. Page references reflect the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. Language Based on Related Filings. For all applicable disclosure, please conform the language in this filing to the final language of the parallel disclosure in the two similar filings as subsequently revised per discussions with the Staff between February 19, 2008, and March 20, 2008, the acceleration date of both similar filings. Please make certain to include revisions to Part C as well.

2. Transaction Fee Table: Surrender Charge & Footnote (pp. 4, 18-19, 52-54). Please revise the chart to reflect the minimum charge for a year in which the charge is assessed rather than a year outside the relevant charge period. In the footnote, you may indicate that charge is not assessed after year 10 and provide a cross-reference to the narrative on pages 18 and 19 describing the related limitations. See Item 3, General Instruction 1(f). In addition, please revise the related example calculations in Appendix C to include an example reflecting the impact of the lowest percentage surrender charge that is actually assessed in any given year.

3. Periodic Charge Table: Underwriting/Distribution Charge & Footnote (pp. 5, 8). Please revise the chart and related disclosure to reflect the minimum charge for a year in which the charge is assessed in the same manner indicated in Comment 2, above.

4. Portfolio Fee Table (p. 7). Please confirm to the Staff that the Total Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

5. *Fixed Investment Option (pp. 1, 10).* On page 1, the summary states that the fixed investment option will earn interest at an annual effective rate of at least 3%; however, the disclosure on page 10 states that the guaranteed rate will be "no less than the interest crediting rate shown on the Policy Data Page." If the rate could be less than 3%, please revise the reference in the summary. Otherwise, please revise the quoted disclosure to reflect the 3% rate floor.

6. *Variable Investment Options (pp. 10-11).* In the section listing all variable investment options currently offered, please identify any options that are funds-of-funds and indicate that expenses for such funds will be higher as they also include the operating expenses of underlying funds in the funds-of-funds invest. In addition, please identify in bold those underlying funds that are the subject of the pending substitution application described on page 39 and add prominent disclosure indicating that these Nationwide does not intend to continue offering these options upon receipt of the necessary SEC approval already requested by exemptive application. <u>See</u> <u>also</u> Comment 9, below.

7. *Transfer Request Procedures (pp. 12-14).* The disclosure describing how to request transfers (page 14) states that requests may be submitted via U.S. mail and states, "[w]e may also allow you to use other methods of communication, subject to limitations." Currently, the U.S. Mail Restrictions section on page 13 indicates that if a contractowner is identified as a market timer, Nationwide "will automatically limit the policy owner to submitting transfer requests via U.S. mail." Please provide more specific disclosure describing the other permissible methods of communicating requests (page 14) or revise the U.S. Mail Restrictions section as appropriate.

8. *The Policy - Generally (p. 14).* Please confirm that additional underwriting approval is identified as a requirement in the corresponding prospectus narrative describing each of the relevant riders.

9. *Substitution of Securities (p. 39).* In your response letter to the Staff, please explain the basis for seeking registration of a new product that includes underlying fund options that Registrant does not intend continue offering and for which Registrant is actively seeking exemptive relief to offer other underlying funds instead. If you offer shares of underlying funds under a different variable product and have requested exemptive relief to substitute the same class of shares for underlying fund options included here, please change the underlying fund options in this registration statement so substitution is not necessary or explain to the Staff why this contract cannot offer them from the start.

10. *Waddell & Reed, Inc. (pp. 41-42).* If the Waddell & Reed settlement described in this section has been paid, please state this. If not, please disclose that the payments have not yet been made and any anticipated impact this may have on any obligations under the contract being registered.

11. *Appendix C: Surrender Charge Examples (pp. 54-56).* Please add an additional example consistent with Comment 2, above.

12. *Miscellaneous.* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

13. *Representations.* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products